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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)

                       PIONEER HI-BRED INTERNATIONAL, INC.
                      800 CAPITAL SQUARE 400 LOCUST STREET
                             DES MOINES, IOWA 50309
           (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)
      =====================================================================

                                   Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the Pioneer Hi-Bred International, Inc. Savings Plan has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

                                        Pioneer Hi-Bred International, Inc.
                                        Savings Plan

                                        Dated: June 27, 2002

                                        By: /s/ Frank Ross
                                           ------------------
                                        Frank Ross
                                        Vice President & Chief Financial Officer

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

Table of Contents






                                                                                    Page Number
                                                                                    -----------
Report of Independent Accountants                                                        1


Basic Financial Statements

      Statements of Net Assets Available for Benefits                                    2

      Statements of Changes in Net Assets Available for Benefits                         3

      Notes to Financial Statements                                                     4-6


Additional Information *

      Schedule I - Schedule of Assets (Held at End of Year)                              7




* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Participants and Administrator of Pioneer Hi-Bred International, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pioneer Hi-Bred International, Inc. Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania
June 14, 2002

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

                                                                                    As of December 31,
                                                                               2001                    2000
                                                                         ---------------------------------------
Investments, at fair value
Registered investment companies:
     T. Rowe Price Foreign Equity Fund                                    $  3,413,269            $  4,610,803
     T. Rowe Price New Horizons Fund                                         2,999,509               3,085,499
     T. Rowe Price Small-Cap Stock Fund                                     10,135,579               8,869,316
     Vanguard 500 Index Fund                                                34,086,165 *            38,471,005 *
     Vanguard International Growth Fund                                      2,491,942               2,994,118
     Vanguard Prime Money Market Fund                                       18,122,393 *            15,544,046 *
     Vanguard PRIMECAP Fund                                                 17,756,294 *            19,981,870 *
     Vanguard Total Bond Market Index Fund                                  12,606,316               7,548,543
     Vanguard Total Stock Market Index Fund                                  5,196,300               4,943,174
     Vanguard Windsor II Fund                                                6,210,135               4,413,995
                                                                          ------------            ------------
                                                                           113,017,902             110,462,369
Investment Pools:
     Pioneer Hi-Bred International, Inc. Mix 1                              20,390,759 *            21,156,825 *
     Pioneer Hi-Bred International, Inc. Mix 2                              17,876,856 *            18,809,617 *
     Pioneer Hi-Bred International, Inc. Mix 3                              69,199,945 *            75,582,312 *
     Pioneer Hi-Bred International, Inc. Mix 4                              39,609,859 *            44,225,185 *
                                                                          ------------            ------------
                                                                           147,077,419             159,773,939

DuPont Company Stock Fund                                                   10,069,459              10,565,417
Participant Loans                                                            4,950,816               4,899,386

                                                                          ------------            ------------
Net assets available for benefits                                         $275,115,596            $285,701,111
                                                                          ============            ============










* Represents an investment that is 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

                                                                                   Year Ended December 31,
                                                                               2001                       2000
                                                                          -----------------------------------------
Additions
Investment income:
     Interest and dividend income, investments                            $   2,809,713              $   5,531,594
     Interest income, participant loans                                         424,081                    389,550
     Net depreciation in fair value of investments                          (21,012,761)               (12,329,906)
                                                                          -----------------------------------------
                                                                            (17,778,967)                (6,408,762)
                                                                          -----------------------------------------
Contributions:
     Employer                                                                 4,823,397                  4,872,424
     Participant                                                             16,024,916                 16,917,672
                                                                          -----------------------------------------
                                                                             20,848,313                 21,790,096
                                                                          -----------------------------------------

        Total additions                                                       3,069,346                 15,381,334
                                                                          -----------------------------------------

Deductions
Payment of benefits                                                          13,556,710                 13,494,726
Administrative expenses                                                          98,151                    127,479
                                                                          -----------------------------------------
        Total deductions                                                     13,654,861                 13,622,205
                                                                          -----------------------------------------

Net (decrease) increase                                                     (10,585,515)                 1,759,129

Net assets available for plan benefits:
     Beginning of period                                                    285,701,111                283,941,982
                                                                          -----------------------------------------
     End of period                                                        $ 275,115,596              $ 285,701,111
                                                                          =========================================








The accompanying notes are an integral part of the financial statements.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

Notes to Financial Statements


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Pioneer Hi-Bred International, Inc. (the "Company") Savings Plan (the "Plan") provides only general information. Participants should refer to their employees' handbooks for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all full-time employees and all temporary employees of the Company who have completed at least 1,000 hours of service during a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Company. Vanguard Fiduciary Trust Company ("VFTC") is the Trustee of the assets of the Plan. As Trustee, VFTC has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Contributions
Participants may designate 1% to 15% (increased to 50%, effective January 1,
2002) of their eligible earnings up to the annual maximum amount as stated by the Internal Revenue Service for deposit in the Plan. In addition, the Company matches participant contributions at a rate of 50% of the first 6% contributed by a participant, up to a maximum of $3,000 per year.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Upon entering the Plan, participants are fully vested in their voluntary contributions plus earnings thereon. Participants vest in the Company matching contributions at a rate of 20% per year and are fully vested after five years of service. Participants also become fully vested if they die, become totally and permanently disabled, or reach age 65.

Participant Loans
Participants may borrow up to 50% of their vested account balance, subject to the Plan's guidelines. The loan shall provide for periodic repayment over a period not to exceed five years. The loans are collateralized by the balance in the participant's account and bear interest at rates that range from 7% to 10.25%, which are commensurate with local prevailing rates as determined by the Plan administrator (the Company). The interest rate on any participant loan is fixed for the term of the loan. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits
Upon termination, retirement, death or disability, a participant may elect to receive a lump-sum distribution equal to the vested value of the participant's account or, if the account value is greater than $5,000, the participant may leave the balance in the account and obtain a distribution at a later date. For accounts with a value of less than $5,000, an immediate lump-sum distribution may be made at the discretion of the Plan administrator.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

Notes to Financial Statements


Forfeited Accounts
Upon the participant's termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures of $0 and $157,800 were used to offset Company contributions during the years ended December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, forfeited nonvested accounts totaled $53,649 and $15,014, respectively.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The DuPont Company Stock Fund is valued at its year-end unit closing price (defined as the year-end market price of DuPont common stock plus the uninvested cash position). Investment pools are valued at the net asset value of underlying investments and other assets and liabilities. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

Notes to Financial Statements


NOTE 3 - INVESTMENTS

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) depreciated in value as follows:

                                                    Year Ended December 31,
                                                    2001               2000
                                                ------------       ------------
Registered Investment Companies                 $(19,941,356)      $(10,199,253)
Common Stock Fund                                 (1,071,405)        (2,130,653)
                                                ------------       ------------
                                                $(21,012,761)      $(12,329,906)
                                                ============       ============


NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for investments as defined by the Plan. E. I. du Pont de Nemours and Company ("DuPont"), as the parent company of the Company, is a related party to the Plan. The Plan offers the DuPont Company Stock Fund investment option. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE  5 - PLAN EXPENSES

The Company pays a portion of the expenses for services necessary for the administration of the Plan.

NOTE 6 - TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated July 20, 1995 that the Plan was qualified under Internal Revenue Code ("IRC")
Section 401(a). The Plan has subsequently been amended and restated since receiving the determination letter. The Plan has filed an application for a new determination letter, which is currently pending. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN                      Schedule I

Schedule of Assets (Held at End of Year)


Pioneer Hi-Bred International, Inc. Savings Plan, EIN 51-0391677

Attachment to Form 5500, Schedule H, Part IV, line i



     Identity of Issue                                                  Investment Type                            Current Value
------------------------------------------------------------------------------------------------------------------------------------
     T. Rowe Price Foreign Equity Fund                           Registered Investment Company                          33,856,820
     T. Rowe Price New Horizons Fund                             Registered Investment Company                           2,999,509
     T. Rowe Price Small-Cap Stock Fund                          Registered Investment Company                          36,752,369
*    Vanguard 500 Index Fund                                     Registered Investment Company                          87,051,295
*    Vanguard International Growth Fund                          Registered Investment Company                           2,491,942
*    Vanguard Prime Money Market Fund                            Registered Investment Company                          26,278,697
*    Vanguard PRIMECAP Fund                                      Registered Investment Company                          17,756,294
*    Vanguard Total Bond Market Index Fund                       Registered Investment Company                          41,501,960
*    Vanguard Total Stock Market Index Fund                      Registered Investment Company                           5,196,300
*    Vanguard Windsor II Fund                                    Registered Investment Company                           6,210,135
*    E. I. du Pont de Nemours and Company                        Common Stock                                           10,069,459
     Pioneer Hi-Bred International, Inc. Savings Plan            Participant Loans (7.00%-10.25%)                        4,950,816
                                                                                                                -------------------

Total assets                                                                                                          $275,115,596
                                                                                                                ===================


* Party in Interest